2001 Annual Report


CCB
Central Coast Bancorp



Table of Contents

Central Coast Bancorp

To Our Valued Shareholders and Customers:

As we entered the new millennium, no one could have anticipated the challenges that the year 2001 presented – from the unprecedented interest rate reductions at the Federal Reserve and the unstable picture facing our economy to the sheer magnitude of the September 11th tragedy that impacted our entire country.

When the Federal Reserve Board cut the prime-lending rate eleven times in 2001, we reacted quickly with cost-cutting measures, budget realignments and an increase in loan volume. In the midst of the nation's economic recession, our net income for 2001 grew 6.5% to $9,509,000, compared to $8,926,000 for the previous year. This is our 18th consecutive year of record earnings.

The Company attained several other noteworthy financial achievements in 2001. Total assets increased 13.5% from year-end 2000, and the result placed Central Coast Bancorp above the $800 million mark in total assets for the first time. Strong loan demand expanded the loan portfolio to its highest level at $606,300,000, an increase of $132,905,000, or 28.1%. Deposits also grew by $91,652,000 – a 14.5% expansion – to end year 2001 at a record $724,862,000.

The year 2001 was also significant for Central Coast Bancorp shareholders. The price per share of the Company's stock (Nasdaq: CCBN) increased 35.4%, as compared to the Nasdaq Bank Stock Index, which rose 10.1% in 2001. As a result of of the Company's strong financial performance, our investors were recently awarded a five-for-four stock split.

Central Coast Bancorp is facing another interesting year in 2002, with the economy still unsettled and interest rates at a 40-year low. Your Company's strategic growth plan is committed to bringing our brand of community-based banking to additional markets and growing our customer base. We anticipate opening our newest banking office in Gilroy during April of 2002. This Gilroy branch will mark the first time Central Coast Bancorp ventures into Santa Clara County.

We are proud of our employees and directors and we are pleased to present to you our financial accomplishments in this 2001 Annual Report. As always, we thank you for your continued trust and confidence in Central Coast Bancorp.

Sincerely,

Nick Ventimiglia
President and Chief Executive Officer



Executive Officers left to right: (standing); John McCarthy, Nick Ventimiglia, (seated); Robert M. Stanberry, Carol Franchi, Robert C. Blatter, Harry D. Wardwell



In thousands (except per share data)	2001	2000	1999	1998	1997
	As of and for the Year Ended December 31,				
Operating Results					
Total Interest Income	$ 51,747	$ 51,415	$ 41,517	$ 37,354	$ 33,916
Total Interest Expense	18,360	18,290	13,648	13,319	12,041
Net Interest Income	33,387	33,125	27,869	24,035	21,875
Provision for Loan Losses	2,635	3,983	1,484	159	64
Net Interest Income After Provision for Credit Losses	30,752	29,142	26,385	23,876	21,811
Noninterest Income	3,129	2,433	2,231	2,084	1,765
Noninterest Expenses	19,223	17,408	16,043	13,859	12,573
Income before Income Taxes	14,658	14,167	12,573	12,101	11,003
Income Taxes	5,149	5,241	4,522	4,948	4,500
Net Income	$ 9,509	$ 8,926	$ 8,051	$ 7,153	$ 6,503
Basic Earnings Per Share	$ 1.05	$ 0.94	$ 0.82	$ 0.78	$ 0.72
Diluted Earnings Per Share	1.01	0.91	0.80	0.72	0.66
Financial Condition and Capital - Year-End Balances					
Total Loans	$606,300	$473,395	$395,597	$312,170	$255,494
Total Assets	802,266	706,693	593,445	543,933	497,674
Total Deposits	724,862	633,209	518,189	489,192	450,301
Shareholders' Equity	65,336	59,854	53,305	51,199	43,724
Financial Condition and Capital - Average Balances					
Total Loans	$522,884	$424,172	$352,936	$275,850	$243,022
Total Assets	727,198	632,953	562,073	499,354	441,013
Total Deposits	648,664	565,487	494,266	447,598	396,457
Shareholders' Equity	62,918	55,762	52,069	47,587	39,969
Selected Financial Ratios					
Rate of Return on:					
Average Total Assets	1.31%	1.41%	1.43%	1.43%	1.47%
Average Shareholders' Equity	15.11%	16.01%	15.46%	15.03%	16.27%
Rate of Average Shareholders' Equity to Total Average Assets	8.65%	8.81%	9.26%	9.53%	9.06%

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described in Management's Discussion and Analysis of Financial Condition and Results of Operations, *are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Changes to such risks and uncertainties, which could impact future financial performance, include, among others, (1) competitive pressures in the banking industry; (2) changes in the interest rate environment; (3) general economic conditions, nationally, regionally and in operating market areas, including a decline in real estate values in the Company's market areas; (4) the effects of terrorism, including the events of September 11, 2001 and thereafter; (5) changes in the regulatory environment; (6) changes in business conditions and inflation; (7) changes in securities markets; (8) data processing compliance problems; (9) the California power crisis; (10) variances in the actual versus projected growth in assets; (11) return on assets; (12) loan losses; (13) expenses; (14) rates charged on loans and earned on securities investments; (15) rates paid on deposits; and (16) fee and other noninterest income earned, as well as other factors. This entire Annual Report should be read to put such forward-looking statements in context and to gain a more complete understanding of the uncertainties and risks involved in the Company's business. Therefore, the information set forth therein should be carefully considered when evaluating the business prospects of the Company and the Bank.*

Critical Accounting Policies

General

Central Coast Bancorp's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is based on the probable estimated losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting. (1) Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses an historical loss view as an indicator of future losses and as a result could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, and fair market value of collateral are used to estimate those losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. For further information regarding our allowance for credit losses, see page 12.

Business Organization

Central Coast Bancorp (the "Company") is a California corporation, located in Salinas, California and was organized in 1994 to act as a bank holding company for Bank of Salinas. In 1996, the Company acquired Cypress Bank, which was headquartered in Seaside, California. Both banks were state-chartered institutions. In July of 1999, the Company merged Cypress Bank into the Bank of Salinas and then renamed Bank of Salinas as Community Bank of Central California (the "Bank"). As of December 31, 2001, the Bank operated ten full-service branch offices and one limited-service branch office and conducts online banking through its website www.communitybnk.com. The Bank is head-quartered in Salinas and serves individuals, merchants, small and medium-sized businesses, professionals, agribusiness enterprises and wage earners located in the tri-county area of Monterey, San Benito and Santa Cruz.

In June of 2000, the Bank opened a new branch office in Watsonville, which is in Santa Cruz County. In October of 2000, another new branch office was opened in Hollister, which is in San Benito County. The opening of these two branch offices was a first step in expanding the Bank's service area to include communities in contiguous counties outside of Monterey County. In February 2002, the Bank received regulatory approval to open a new branch in Gilroy, California. The estimated opening date for the branch is April 15, 2002. Gilroy is located at the southern end of the Santa Clara Valley in Santa Clara County. These three communities are of similar economic make-up to the agricultural based communities the Bank serves in Monterey County.

Until August 16, 2001, the Company conducted no significant activities other than holding the shares of the Bank. On August 16, 2001, the Company notified the Board of Governors of the Federal Reserve System (the "Board of Governors"), the Company's principal regulator, that the Company was engaged in certain lending activities. The Company purchased a loan from the Bank that the Bank had originated for a local agency that was categorized as a large issuer for taxation purposes. The Company is able to use the tax benefits of such loans. The Company may purchase similar loans in the future. Upon prior notification to the Board of Governors, the Company is authorized to engage in a variety of activities, which are deemed closely related to the business of banking.

The following analysis is designed to enhance the reader's understanding of the Company's financial condition and the results of its operations as reported in the Consolidated Financial Statements included in this Annual Report. Reference should be made to those statements and the "Selected Financial Data" presented elsewhere in this report for additional detailed information. Average balances, including such balances used in calculating certain financial ratios, are generally comprised of average daily balances for the Company. Except within the "overview" section below, interest income and net interest income are presented on a tax equivalent basis.

Overview

For the 18th consecutive year, Central Coast Bancorp earned record net income on a year-over-year basis. Net income in 2001 increased 6.5% to $9,509,000 versus $8,926,000 in 2000. Diluted earnings per share for 2001, after giving effect to the 5 for 4 stock split distributed on February 28, 2002, was $1.01, up 11.0% from the $0.91 reported for 2000. For 2001, the Company realized a return on average equity of 15.1% and a return on average assets of 1.31%, as compared to 16.0% and 1.41% for 2000.

During 2001, total assets of the Company increased $95,573,000 (13.5%) to a total of $802,266,000 at year-end. At December 31, 2001, loans totaled $606,300,000, up $132,905,000 (28.1%) from the ending balances on December 31, 2000. Deposit growth in 2001, which includes $30,000,000 of State of California certificates of deposit, was $91,652,000 (14.5%). Deposits totaled $724,862,000 at year-end 2001.

These past two years have presented very different economic conditions for the banking business. In 2000, interest rates were increasing with the prime rate ending the year at 9.50%. Competition for deposits was strong and by December 31, 2000 typical rates on one-year certificates of deposit exceeded 6%. On January 4, 2001, the Federal Reserve Bank made the first of eleven rate cuts during the year, which totaled 475 basis points resulting in a in a prime rate of 4.75% at December 31, 2001. At each rate cut variable rate loans repriced immediately or by the quarter end. Rates paid on deposit products were lowered as market conditions allowed and generally lagged the reduction in loan rates. The market rate for a one-year certificate at December 31, 2001 was approximately 2.25%. However, certificates of deposit with longer average maturities will not reflect the decline in rates until they reprice at maturity. Thus, throughout 2001, as earning assets repriced more quickly than interest-bearing liabilities, the net interest margin declined with a resulting downward pressure on earnings. The increase in earning assets helped to offset the decline in yields. While the economic conditions for the past two years were very different, our community based banking model has provided the Company with continued growth in customer base, assets and earnings. We are proud of our record of 18 consecutive years of increased earnings, particularly in the face of the current economic and interest rate environment.

In June and October of 2000, the Bank opened new branch offices in Hollister and Watsonville. Both of these branches exceeded their budgeted loan and deposit targets. The San Benito Chamber of Commerce designated the Hollister branch as the "Professional Service Business of the Year." The award is an extraordinary accomplishment for a business in its first year of operation. We are very proud of the way in which both of these new branches have become an integral part of their respective communities in such a short time. The success of these branches reinforces our strategy of expanding the Bank's footprint by opening traditional branches in communities with a similar economic base and structure to our existing markets. As announced, the Bank will open a new branch in Gilroy early in 2002. We anticipate opening one additional branch later this year.

Looking forward into 2002, it appears the year will provide another challenging economic environment. If the short-term interest rates do not decrease further, we would expect the Bank's net interest margin to stabilize at its fourth quarter 2001 rate of about 4.81%. Current economic data suggests that the country will have a slow recovery. With these factors in mind, the key for earnings growth is to continue to develop solid banking relationships, emphasize loan quality and control costs.

In this, the Bank's twentieth year of operations, we expect to continue our record of continued earnings growth based on our current evaluation of economic data available to us.

Results of Operations

Net Interest Income/Net Interest Margin (fully taxable equivalent)

Net interest income represents the excess of interest and fees earned on interest-earning assets (loans, securities and federal funds sold) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

Net interest income for 2001 was $34,489,000, a $562,000 (1.7%) increase over 2000. The rapidly changing interest rates in 2001 had a significant impact on the Bank's interest income and interest expense during the year. Interest income increased $632,000 (1.2%) to total $52,849,000 in 2001. The average balance of loans outstanding in 2001 was $96,002,000 (23.0%) higher than it was in 2000. This higher volume of loans contributed $9,559,000 to interest income from the prior year results. The average rate received on loans decreased from 9.93% in 2000 to 8.41% in 2001. This decrease of 152 basis points reduced interest income $7,829,000. In December of 2000 and during the first quarter of 2001, the Bank increased its holdings of tax exempt securities. This resulted in an increase of $899,000 in interest earned on tax-exempt securities in 2001, of which, $798,000 was due do higher volume and $101,000 was due to higher rates. Both the average rate and balance decreased on taxable investment securities resulting in a decrease of $1,340,000 in interest income. Interest earned on Fed funds sold was down $657,000 due both to the volume and rates. Overall, the average rate received on earning assets in 2001 decreased 116 basis points to 7.89% from the 9.05% received in 2000.

Interest expense was $70,000 higher in 2001 over 2000, as the lower rates paid approximately offset the increase in the volume of interest bearing liabilities. Average balances of interest-bearing liabilities were higher in 2001 by $56,905,000, which added $2,694,000 to interest expense. Average rates paid on interest-bearing liabilities were down 49 basis points for the year. The lower rates reduced interest expense in 2001 by $2,624,000. Interest paid on interest bearing liabilities generally adjusts more slowly in response to market rate changes as time deposits and borrowings adjust at maturity.

As rates continued to come down in the fourth quarter of 2001, the average rates received on earning assets and the rates paid on interest-bearing liabilities decreased accordingly. In the fourth quarter, the average rate received on earning assets was 6.98% down from 9.16% in the year-ago period. The average rate paid on interest-bearing liabilities was 3.07% versus 4.49% in the fourth quarter of 2000. The net interest margin for the two periods was 4.81% and 5.93%, respectively. With no further rate cuts in the first quarter of 2002, management expects the net interest margin will be slightly lower than the 4.81% achieved in the fourth quarter.

Net interest income for 2000 was $33,927,000, a $5,293,000 (18.5%) increase over 1999. The interest income component was up $9,935,000 to $52,217,000 (23.5%). About 65% of the increase was attributable to growth in the earning assets with the balance due to rates. Average outstanding loan balances of $417,075,000 for 2000 reflected a 19.8% increase over 1999 balances. This increase contributed an additional $6,388,000 to interest income. From July 1, 1999 through May 15, 2000, the Federal Reserve Board raised interest rates six times for a total of 175 basis points. The higher interest rates increased the average yield on loans 67 basis points, which added $2,783,000 to interest income. The securities portfolio average balances decreased $12,066,000 (7.8%), which offset the increases in interest income by $757,000. The average yield received on securities was up 44 basis points and added $613,000 to interest income. Federal Funds sold interest income increased $908,000 due to both higher average balances and higher rates.


Management's Discussion & Analysis

Interest expense increased $4,642,000 (34.0%) in 2000 over 1999. The average balances of interest bearing liabilities increased $49,628,000 (13.2%). The higher average balances resulted from a $58,677,000 (36.8%) increase in time deposits offset in part by an $8,768,000 decrease in interest bearing checking accounts. At times during 2000, the Bank had up to $40,000,000 in time deposits from the State of California. This compares to a maximum of $20,000,000 in 1999. Interest paid on time certificates in 2000 increased $4,569,000, which accounted for most of the overall increase in interest expense. Interest expense attributable to the higher volume in time deposits was $2,934,000 and the higher rates added $1,635,000. Average rates paid on time certificates were 75 basis points higher in 2000. Rates paid on all interest bearing liabilities were 66 basis points higher in 2000 than in 1999. Net interest margin for 2000 was 5.88% versus 5.65% in 1999.

Table One, Analysis of Net Interest Margin on Earning Assets, and Table Two, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Bank's interest income and expenses. Table One provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Two presents an analysis of volume and rate change on net interest income and expense.

Management's Discussion & Analysis

Table One: Analysis of Net Interest Margin on Earning Assets

(Taxable Equivalent Basis)	2001			2000			1999		
In thousands (except percentages)	Avg. Balance	Interest	Avg. Yield	Avg. Balance	Interest	Avg. Yield	Avg. Balance	Interest	Avg. Yield
Assets:									
Earning Assets									
Loans (1) (2)	$513,077	$43,135	8.41%	$417,075	$41,405	9.93%	$348,086	$32,234	9.26%
Taxable investment securities	99,488	6,000	6.03%	106,754	7,340	6.88%	120,422	7,596	6.31%
Tax-exempt investment securities (3)	48,691	3,307	6.79%	36,601	2,408	6.58%	34,999	2,296	6.56%
Federal funds sold	8,745	407	4.65%	16,857	1,064	6.31%	3,153	156	4.95%
Total Earning Assets	670,001	$52,849	7.89%	577,287	$52,217	9.05%	506,660	$42,282	8.35%
Cash & due from banks	42,551			39,432			42,595		
Other assets	14,646			16,234			12,818		
	$727,198			$632,953			$562,073		
Liabilities & Shareholders' Equity:									
Interest bearing liabilities:									
Demand deposits	$ 97,785	$ 1,254	1.28%	$ 94,948	$ 1,551	1.63%	$103,716	$ 1,792	1.73%
Savings	129,358	3,940	3.05%	107,075	3,820	3.57%	105,000	3,447	3.28%
Time deposits	247,388	12,732	5.15%	218,330	12,549	5.75%	159,653	7,980	5.00%
Other borrowings	8,496	434	5.11%	5,769	370	6.41%	8,125	429	5.28%
Total interest bearing liabilities	483,027	18,360	3.80%	426,122	18,290	4.29%	376,494	13,648	3.63%
Demand deposits	174,133			145,134			125,897		
Other Liabilities	7,120			5,935			7,613		
Total Liabilities	664,280			577,191			510,004		
Shareholders' Equity	62,918			55,762			52,069		
	$727,198			$632,953			$562,073		
Net interest income & Margin (4)		$34,489	5.15%		$33,927	5.88%		$28,634	5.65%

1. Loans interest includes loan fees of $1,387,000, $997,000 and $1,096,000 in 2001, 2000 and 1999.
2. Average balances of loans include average allowance for loan losses of $9,809,000, $7,097,000 and $4,850,000 and average deferred loan fees of $978,000, $719,000 and $796,000 for the years ended December 31, 2001, 2000 and 1999, respectively.
3. Includes taxable-equivalent adjustments for income on securities that is exempt from federal income taxes. The federal statutory tax rate was 35% for 2001, 2000 and 1999.
4. Net interest margin is computed by dividing net interest income by total average earning assets.

Table Two: Volume/Rate Analysis

Year Ended December 31, 2001 over 2000 (In thousands)
Increase (decrease) due to change in:

Interest-earning assets:	Volume	Rate (4)	Net Change
Net Loans (1)(2)	$9,559	$(7,829)	$1,730
Taxable investment securities	(501)	(839)	(1,340)
Tax exempt investment securities (3)	798	101	899
Federal funds sold	(513)	(144)	(657)
Total	9,343	(8,711)	632
Interest-bearing liabilities:			
Demand deposits	46	(343)	(297)
Savings deposits	798	(678)	120
Time deposits	1,675	(1,492)	183
Other borrowings	175	(111)	64
Total	2,694	(2,624)	70
Interest differential	$6,649	$(6,087)	$ 562

Year Ended December 31, 2000 over 1999 (In thousands)
Increase (decrease) due to change in:

Interest-earning assets:	Volume	Rate (4)	Net Change
Net Loans (1)(2)	$6,388	$2,783	$9,171
Taxable investment securities	(862)	606	(256)
Tax exempt investment securities(3)	105	7	112
Federal funds sold	678	230	908
Total	6,309	3,626	9,935
Interest-bearing liabilities:			
Demand deposits	(152)	(89)	(241)
Savings deposits	68	305	373
Time deposits	2,934	1,635	4,569
Other borrowings	(124)	65	(59)
Total	2,726	1,916	4,642
Interest differential	$3,583	$1,710	$5,293

1. The average balance of non-accruing loans is immaterial as a percentage of total loans and, as such, has been included in net loans.
2. Loan fees of $1,387,000, $997,000 and $1,096,000 for the years ended December 31, 2001, 2000 and 1999, respectively, have been included in the interest income computation.
3. Includes taxable-equivalent adjustments for income on securities that is exempt from federal income taxes. The federal statutory tax rate was 35% for 2001, 2000 and 1999.
4. The rate / volume variance has been included in the rate variance.

Provision for Loan Losses

The Bank provided $2,635,000 for loan losses in 2001 as compared to $3,983,000 in 2000. The 2000 provision included $1,185,000 as a reserve for certain classified loans to a single borrower. During 2001, reductions in outstanding balances on those loans allowed for a reallocation of $370,000 of that allowance. The remaining decrease in the amount of the provision for loan losses is due to the change of loans inside the loan portfolio and the individual analysis of loan loss allowance required for each. Net loan charge-offs were $253,000 in 2001 compared to $208,000 in 2000. The ratio of net charge-offs to average loans outstanding was 0.05% in each of the two years. The ratios of the allowance for loan losses to total loans - net of deferred fees were 1.94% at December 31, 2001 and 1.98% at December 31, 2000.

In 2000, the Bank provided $3,983,000 for loan losses as compared to $1,484,000 in 1999. In providing for the allowance for loan losses, the Company considered the significant growth in the loan portfolio of $77,798,000 (19.7%), geographic and industry concentrations, expansion into new geographic markets, and volatility and weaknesses in the local economy, including potential effects of power shortages, water supply, and volatile market prices for agricultural products. In addition, as mentioned in the preceding paragraph, $1,185,000 was provided for classified loans to a single borrower. Net loans charged-off in 1999 totaled $240,000 or 0.07% of average loans outstanding. The allowance for loan losses to total loans – net of deferred fees at December 31, 1999 was 1.41%.

Service Charges and Fees and Other Income

Noninterest income in 2001 increased $696,000 (28.6%) over 2000 to a total of $3,129,000. Service charges and fees related to deposit accounts increased $175,000 (10.0%) due to increased business activity. The low interest rates generated increased business for the Bank's mortgage origination activities. Fees related to this activity doubled to $334,000 in 2001 from $167,000 in 2000. The activity in mortgage refinancing is expected to decline somewhat in 2002. Of the total increase, $362,000 is related to securities transactions. In 2001, the Bank realized gains of $168,000 on the sale of investment securities versus a loss of $194,000 in 2000.

Noninterest income was up $202,000 (9.1%) in 2000 over the same period in 1999. Service charges and fees related to deposit accounts increased $401,000 (29.8%) due to higher volumes, the full year effect of new fees implemented in late 1999 and new products. Non-interest income was negatively impacted in the fourth quarter of 2000 as the Bank realized a loss of $194,000 on the sale and repositioning of investment securities. In all of 1999, the Bank had a realized gain of $45,000 on the sale of investment securities.

Salaries and Benefits

Salary and benefit expenses increased $1,538,000 (15.3%) in 2001 over 2000. The two new branches opened in mid to late 2000 accounted for $567,000 of the increase on a year-over-year basis. Salaries and benefits from all other operations were up $971,000 (9.9%). Due to normal merit reviews and staffing additions during the year, base salaries increased $653,000 (9.0%). Benefit costs increased commensurate with the salaries. At the end of 2001, the full time equivalent (FTE) staff was 221 versus 211 at the end of 2000.

For 2000, increases in salaries and benefits totaled $965,000 (10.6%). Salary expenses related to the staffing of the two new branch offices opened in the second half of 2000 accounted for $287,000 of the increase. Salaries and benefits from continuing operations were up $678,000 (7.4%). Base salaries increased $421,000 (6.2%) due to normal merit reviews, competitive salary adjustments and staffing additions during the year. Benefit costs increased commensurate with the salaries. At the end of 2000, the full time equivalent (FTE) staff was 211 versus 204 at the end of 1999.

Occupancy and Furniture and Equipment

Occupancy and furniture and equipment expense increased $294,000 (9.2%) to total $3,475,000 in 2001. The two branches opened in mid to late 2000 accounted for $121,000 of the increase on a year-over-year basis. Higher energy costs added $45,000, an increase of 29.2% exclusive of the new branches. Equipment related expenses and depreciation increased $108,000 (6.5%) after adjustment for the new branches.

Occupancy and fixed assets expense increased $542,000 (20.5%) in 2000 over 1999. The new Hollister and Watsonville branch offices accounted for $81,000 of the increase. For the rest of the Company, occupancy and fixed assets expense increased $461,000 (17.4%). Much of the increase is attributable to the full year effect of the relocation of two branch offices and remodeling of one branch office and operations office space during 1999.

Other Expenses

For the second consecutive year, other expenses declined slightly from the prior year level. In 2001, other expenses totaled $4,129,000 down $17,000 from 2000. Adjusted for the two new branches added in 2000, other expenses were down $29,000. With the declining interest rate environment and the weak economic conditions in 2001, management made a concerted effort to control these costs. Cost control will be a continuing theme in 2002. The efficiency ratio (fully taxable equivalent), calculated by dividing noninterest expense by the sum of net interest income and noninterest income, for 2001 was 51.1% as compared to 47.9% in 2000.

Other expenses were down $142,000 (3.3%) in 2000 from 1999. The two new branch offices incurred other expenses totaling $45,000. Thus, other expenses for other operations decreased $187,000 (4.4%). In 1999, the Bank incurred one-time costs of approximately $263,000 associated with the merger of the Bank of Salinas and Cypress Bank to form Community Bank of Central California. Normal price increases and growth in the Bank's operations accounted for the remaining higher expenses. The efficiency ratio (fully taxable equivalent) for 1999 was 52.0%.

Provision for Taxes

The effective tax rate on income was 35.1%, 37.0% and 36.0% in 2001, 2000 and 1999, respectively. In November and December of 2000 and in the first quarter of 2001, the Bank purchased approximately $12,600,000 of fixed rate municipal bonds. As a result, in 2001 tax-exempt interest income on a tax equivalent basis increased to be 6.26% of total interest income from 4.61% in 2000. Accordingly, the effective tax rate fell 1.9% in 2001. The effective tax rate of the Company was higher in 2000 over 1999 as tax-exempt instruments were a smaller percentage of earning assets. The effective tax rate was greater than the federal statutory tax rate due to state tax expense of $1,858,000, $1,513,000 and $1,326,000 in these years. Tax-exempt income of $2,754,000 $2,082,000 and $1,998,000 from investment securities and loans in these years helped to reduce the effective tax rate.

Balance Sheet Analysis

Central Coast Bancorp's total assets at December 31, 2001 were $802,266,000 compared to $706,693,000 at December 31, 2000, representing an increase of 13.5%. The average balance of total assets was $727,198,000 in 2001, which represents an increase of 14.9% totaling $94,245,000 over the average total asset balance of $632,953,000 in 2000.

Loans

The Bank concentrates its lending activities in four principal areas: commercial loans (including agricultural loans); real estate construction loans (both commercial and personal); real estate-other loans and consumer loans. At December 31, 2001, these four categories accounted for approximately 33%, 14%, 50% and 3% of the Bank's loan portfolio, respectively, as compared to 36%, 12%, 50% and 2% at December 31, 2000. The Bank has developed a very successful loan calling officer program. On a year-over-year basis beginning in 1997, the annual percentage of loan growth has been 6%, 22%, 27%, 20% and 28%. The Bank has attracted many new loan customers as well as better serving existing customers. All categories of loans reflect increased growth in 2001. The largest growth took place in the real estate-other category. However, the largest percentage gain of 59.1% was in the consumer category. A concerted effort was made in 2001 to offer a broader and more competitive package of consumer loans. Table Three below summarizes the composition of the loan portfolio for the past five years as of December 31.

The majority of the Bank's loans are direct loans made to individuals, local businesses and agri-businesses. The Bank

Table Three: Loan Portfolio Composite

In thousands	2001	2000	1999	1998	1997
Commercial	$199,761	$171,631	$159,385	$136,685	$124,714
Real Estate:					
Construction	85,314	57,780	35,330	19,929	14,645
Other	306,622	234,890	188,600	144,685	107,354
Consumer	15,653	9,840	13,003	11,545	9,349
Deferred Loans Fees	(1,050)	(746)	(721)	(674)	(568)
Total Loans	606,300	473,395	395,597	312,170	255,494
Allowance for Loan Losses	(11,753)	(9,371)	(5,596)	(4,352)	(4,223)
Total	$ 594,547	$464,024	$390,001	$307,818	$251,271

relies substantially on local promotional activity, personal contacts by Bank officers, directors and employees to compete with other financial institutions. The Bank makes loans to borrowers whose applications include a sound purpose, a viable repayment source and a plan of repayment established at inception and generally backed by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products offered by the Bank such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. The construction loans are generally composed of commitments to customers within the Bank's service area for construction of both commercial properties and custom and semi-custom single family residences. Other real estate loans consist primarily of loans to the Bank's depositors secured by first trust deeds on commercial and residential properties typically with short-term maturities and original loan to value ratios not exceeding 75%. In general, except in the case of loans with SBA guarantees, the Bank does not make long-term mortgage loans; however, the Bank has informal arrangements in place with mortgage lenders to assist customers in securing single-family mortgage financing.

Average net loans in 2001 were $513,077,000 representing an increase of $96,002,000 or 23.0% over 2000. Average net loans in 2000 were $417,075,000 representing an increase of $68,989,000 or 19.8% over 1999.

Risk Elements. The Bank assesses and manages credit risk on an ongoing basis through stringent credit review and approval policies, extensive internal monitoring and established formal lending policies. Additionally, the Bank contracts with an outside loan review consultant to periodically examine new loans and to review the existing loan portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan portfolio is critical for profitability and growth. Management strives to continue the historically low level of loan losses by continuing its emphasis on credit quality in the loan approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan review and grading system that functions to continually assess the credit risk inherent in the loan portfolio.

Ultimately, the credit quality of the Bank's loans may be influenced by underlying trends in the national and local economic and business cycles. The Bank's business is mostly concentrated in Monterey County. The County's economy is highly dependent on the agricultural and tourism industries. The agricultural industry is also a major driver of the economies of San Benito County and the southern portions of Santa Cruz and Santa Clara Counties, which represent the areas of the Bank's branch expansion plan. As a result, the Bank lends money to individuals and companies dependent upon the agricultural and tourism industries.

The Company has significant extensions of credit and commitments to extend credit which are secured by real estate, totaling approximately $453 million at December 31, 2001. Although management believes this real estate concentration has no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Bank's primary market areas in particular, could have an adverse impact on the collectibility of these loans. The ultimate recovery of these loans is generally dependent on the successful operation, sale or refinancing of the real estate. The Bank monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, these loans are impaired, an appropriate provision for losses is recorded. The more significant assumptions management considers involve estimates of the following: lease, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees. Notwithstanding the foregoing, abnormally high rates of impairment due to general/local economic conditions could adversely affect the Company's future prospects and results of operations.

In extending credit and commitments to borrowers, the Bank generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Bank's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the credit worthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Bank secures its collateral by perfecting its interest in business assets, obtaining deeds of trust, or outright possession among other means. Loan losses from lending transactions related to real estate and agriculture compare favorably with the Bank's loan losses on its loan portfolio as a whole.

Management believes that its lending policies and underwriting standards will tend to mitigate losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances. The Bank's loan policies and underwriting standards include, but are not limited to, the following: 1) maintaining a thorough understanding of the Bank's service area and limiting investments outside of this area, 2) maintaining a thorough understanding of borrowers' knowledge and capacity in their field of expertise, 3) basing real estate construction loan approval not only on salability of the project, but also on the borrowers' capacity to support the project financially in the event it does not sell within the original projected time period, and 4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Bank's construction lending officers. In addition, the Bank strives to diversify the risk inherent in the construction portfolio by avoiding concentrations to individual borrowers and on any one project.

Nonaccrual, Past Due and Restructured Loans

Management generally places loans on nonaccrual status when they become 90 days past due, unless the loan is well secured and in the process of collection. Loans are charged off when, in the opinion of management, collection appears unlikely. Table Four sets forth nonaccrual loans, loans past due 90 days or more, and restructured loans performing in compliance with modified terms, for December 31:

Interest due but excluded from interest income on nonaccrual loans was approximately $45,000 in 2001, $64,000 in 2000 and $82,000 in 1999. In 2001 and 1999, interest income recognized from payments received on nonaccrual loans was $69,000 and $21,000, respectively (none was recognized in 2000).

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent.

At December 31, 2001, the recorded investment in loans that are considered impaired was $2,418,000 of which $1,294,000 is included in nonaccrual loans, and $955,000 is included in restructured loans. Impaired loans had a valuation allowance of $536,000. The average recorded investment in impaired loans during 2001 was $2,638,000. The Company recognized interest income on impaired loans of $191,000, $161,000 and $92,000 in 2001, 2000 and 1999, respectively (including interest income of $98,000 on restructured loans in 2001 and in 2000).

Table Four: Non-Performing Loans

In thousands	2001	2000	1999	1998	1997
Past due 90 days or more and still accruing					
Commercial	$ 68	$ 215	$ 51	$ 73	$ 73
Real estate	-	10	303	1,174	6
Consumer and other	12	5	-	-	-
	80	230	354	1,247	79
Nonaccrual:					
Commercial	702	329	11	333	188
Real estate	592	-	1,565	543	628
Consumer and other	-	-	-	-	-
	1,294	329	1,576	876	816
Restructured (in compliance with modified terms)- Commercial	955	1,010	-	-	-
Total	$2,329	$1,569	$1,930	$2,123	$ 895

There were no troubled debt restructurings or loan concentrations in excess of 10% of total loans not otherwise disclosed as a category of loans as of December 31, 2001. Management is not aware of any potential problem loans, which were accruing and current at December 31, 2001, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

The Company held no real estate acquired by foreclosure at December 31, 2001 or 2000.

Allowance for Loan Losses

The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on our regular assessments of the probable estimated losses inherent in the loan portfolio and to a lesser extent, unused commitments to provide financing. Determining the adequacy of the allowance is a matter of careful judgment, which reflects consideration of all significant factors that affect the collectibility of the portfolio as of the evaluation date. Our methodology for measuring the appropriate level of the allowance relies on several key elements, which include the formula allowance, specific allowances for identified problem loans and the unallocated reserve. The unallocated allowance contains amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans and commitments. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. At December 31, 2001, the formula allowance was $9,043,000 compared to $7,336,000 at December 31, 2000. The increase in the formula allowance was primarily a result of the growth in loan balances in this category of $134,904,000 in 2001.

In addition to the formula allowance calculated by the application of the loss factors to the standard loan categories, certain specific allowances may also be calculated. Quarterly, all criticized loans are analyzed individually based on the source and adequacy of repayment and specific type of collateral, and an assessment is made of the adequacy of the formula reserve relative to the individual loan. A specific allocation higher than the formula reserve will be calculated based on the higher-than-normal probability of loss and/or a collateral shortfall. At December 31, 2001 the specific allowance was $1,678,000 on a loan base of $18,922,000 compared to a specific allowance of $1,111,000 on a loan base of $8,076,000 at December 31, 2000. The increase in the specific allowance in 2001 was primarily attributable to one credit, which was performing at year-end.

The unallocated allowance contains amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem loans or portfolio segments. At December 31, 2001, the unallocated allowance was $1,032,000 compared to $925,000 at December 31, 2000. The conditions evaluated in connection with the unallocated allowance include the following at the balance sheet date:

- The current national and local economic and business conditions, trends and developments, including the condition of various market segments within our lending area;
- Changes in lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices;
- Changes in the nature, mix, concentrations and volume of the loan portfolio;
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the Bank's current portfolio.

There can be no assurance that the adverse impact of any of these conditions on the Bank will not be in excess of the unallocated allowance as determined by management at December 31, 2001 and set forth in the preceding paragraph.

The allowance for loan losses totaled $11,753,000 or 1.94% of total loans at December 31, 2001 compared to $9,371,000 or 1.98% at December 31, 2000. At those two dates, the allowance represented 505 and 597 percent of nonperforming loans.

In 2000, the allowance for loan losses was increased in consideration of the significant growth in the loan portfolio of $77,798,000 (19.7%), geographic and industry concentrations, expansion into new geographic markets, and volatility and weaknesses in the local economy, including potential effects of power shortages, water supply, and volatile market prices for agricultural products. In addition, approximately $1.2 million was provided as a result of the downward classification to substandard of several loans to a single borrower.

It is the policy of management to maintain the allowance for loan losses at a level adequate for risks inherent in the loan portfolio. Based on information currently available to analyze loan loss potential, including economic factors, overall credit quality, historical delinquency and a history of actual charge-offs, management believes that the loan loss provision and allowance are adequate. However, no prediction of the ultimate level of loans charged off in future years can be made with any certainty.

Table Five summarizes, for the years indicated, the activity in the allowance for loan losses.

Table Five: Allowance for Loan Losses

	Year Ended December 31,				
In thousands (except percentages)	**2001**	**2000**	**1999**	**1998**	**1997**
Average loans outstanding	$523,862	$424,891	$353,732	$276,437	$243,593
Allowance for possible loan losses at beginning of period	$ 9,371	$ 5,596	$ 4,352	$ 4,223	$ 4,372
Loans charged off:					
Commercial	(349)	(273)	(333)	(130)	(279)
Real estate	(2)	-	(41)	(16)	(100)
Consumer	(79)	(119)	(26)	(31)	(61)
	(430)	(392)	(400)	(177)	(440)
Recoveries of loans previously charged off:					
Commercial	162	170	143	116	162
Real estate	-	-	7	20	28
Consumer	15	14	10	11	37
	177	184	160	147	227
Net loans charged off	(253)	(208)	(240)	(30)	(213)
Additions to allowance charged to operating expenses	2,635	3,983	1,484	159	64
Allowance for possible loan losses at end of period	$ 11,753	$ 9,371	$ 5,596	$ 4,352	$ 4,223
Ratio of net charge-offs to average loans outstanding	0.05%	0.05%	0.07%	0.01%	0.09%
Provision of allowance for possible loan losses to average loans outstanding	0.50%	0.94%	0.42%	0.06%	0.03%
Allowance for possible loan losses to loans net of deferred fees at year end	1.94%	1.98%	1.41%	1.39%	1.65%

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and historical loss data. Table Six summarizes the allocation of the allowance for loan losses at December 31, 2001 and 2000.

Table Six: Allowance for Loan Losses by Loan Category

	December 31, 2001		December 31, 2000	
In thousands (except percentages)	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$7,397	33%	$5,602	36%
Real estate	3,019	64%	2,589	62%
Consumer	305	3%	255	2%
Total allocated	10,721	100%	8,446	100%
Total unallocated	1,032		925	
Total	$11,753		$9,371	

Other Real Estate Owned

The Company held no real estate acquired by foreclosure at December 31, 2001 or 2000.

Deposits

At December 31, 2001, deposits totaled $724,862,000 up from $633,210,000 at the end of 2000. The 2001 year-end balances included $30,000,000 in certificates from the State of California. These deposits are placed in the Bank at its request and are secured by pledged investment securities. The deposit growth in 2001, exclusive of the State certificates, was $61,652,000 (9.7%).

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies is reviewed regularly by management. The Company's capital position represents the level of capital available to support continued operations and expansion.

Since October of 1998 and through December 31, 2001, the Board of Directors of the Company has authorized three separate plans to repurchase up to 5% (in each plan) of the outstanding shares of the Company's common stock. Purchases are made from time to time, in the open market and are subject to appropriate regulatory and other accounting requirements. The following common share amounts and average prices paid have been adjusted to give effect to all applicable stock dividends and splits. The Company acquired 313,419 shares of its common stock in the open market during 2001, 513,618 in 2000 and 250,835 in 1999 at average prices of approximately $15.31, $11.88 and $10.66 per share, respectively. The Company completed repurchases under the first and second plans in May 2000 and April 2001, respectively. At December 31, 2001, there were 279,904 shares remaining to repurchase under the third plan. These repurchases are made with the intention to lessen the dilutive impact of issuing new shares to meet stock option plans as well as for capital management objectives.

The Company's primary capital resource is shareholders' equity, which increased $5.5 million or 9.2% from the previous year-end. The ratio of total risk-based capital to risk-adjusted assets was 11.1% at December 31, 2001, compared to 12.3% at December 31, 2000. Tier 1 risk-based capital to risk-adjusted assets was 9.9% at December 31, 2001, compared to 11.1% at December 31, 2000. The capital ratios are lower in 2001 as compared to 2000 as risked-based assets grew at a higher rate than did capital.

Table Seven: Capital Ratios

As of December 31,	2001	2000
Tier 1 Capital	9.9%	11.1%
Total Capital	11.1%	12.3%
Leverage	8.4%	9.1%

See the discussion of capital requirements in Footnote 13 -Regulatory Matters in the Consolidated Financial Statements included in this Annual Report.

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company indirectly through its effect on market rates of interest, and thus the ability of the Bank to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects the Company's capital adequacy because loan growth in inflationary periods can increase faster than the corresponding rate that capital grows through retention of earnings the Company generates in the future. In addition to its effects on interest rates, inflation directly affects the Company by increasing the Company's operating expenses. Inflation did not have a material effect upon the Company's results of operations during the year 2001.

Market Risk Management

Overview. The goal for managing the assets and liabilities of the Bank is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Bank to undue interest rate risk. The Board of Directors has overall responsibility for the Company's interest rate risk management policies. The Bank has an Asset and Liability Management Committee (ALCO), which establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include but are not limited to lending, accepting and placing deposits, investing in securities and issuing debt. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Bank uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loan, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the first year of the rate changes and in the year following the rate changes. The Company's 2002 net interest income, as forecast below, was modeled utilizing a forecast balance sheet projected from year-end 2001 balances.

The following assumptions were used in the modeling activity:

- Earning asset growth of 5.6% based on ending balances
- Loan growth of 4.0% based on ending balances
- Investment and funds sold growth of 8.2% based on ending balances
- Deposit growth of 4.0% based on ending balances
- Balance sheet target balances were the same for all rate scenarios

The following table summarizes the effect on net interest income of a ±200 basis point change in interest rates as measured against a flat rate (no change) scenario.

Table Eight: Interest Rate Risk Simulation of Net Interest Income as of December 31, 2001

	Estimated Impact on 2001 Net Interest Income (in thousands)
Variation from flat rate scenario	
+200	$3,149
- 200	($3,569)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as conservative estimates of interest rate risk.

The Company also uses a second simulation scenario that rate shocks the balance sheet with an immediate parallel shift in interest rates of ±200 basis points. This scenario provides estimates of the future market value of equity (MVE) and net interest income (NII). MVE measures the impact on equity due to the changes in the market values of assets and liabilities as a result of a change in interest rates. The Bank measures the volatility of these benchmarks using a twelve month time horizon. Using the

December 31, 2001 balance sheet as the base for the simulation, the following table summarizes the effect on net interest income of a ±200 basis point change in interest rates:

Table Nine: Interest Rate Risk Simulation of NII as of December 31, 2001

	% Change in NII from Current 12 Mo. Horizon	Change in NII from Current 12 Mo. Horizon (in thousands)
+ 200bp	16%	$5,413
- 200bp	(20%)	($6,981)

These results indicate that the balance sheet is asset sensitive since earnings increase when interest rates rise. The magnitude of the NII change is within the Company's policy guidelines. The asset liability management policy limits aggregate market risk, as measured in this fashion, to an acceptable level within the context of risk-return trade-offs.

Gap analysis provides another measure of interest rate risk. The Company does not actively use gap analysis in managing interest rate risk. It is presented here for comparative purposes. Interest rate sensitivity is a function of the repricing characteristics of the Bank's portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the Bank's current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

As reflected in Table Ten, at December 31, 2001, the cumulative gap through the one-year time horizon indicates a slightly liability sensitive position. Somewhere

Table Ten: Interest Rate Sensitivity

December 31, 2001 Assets and Liabilities which Mature or Reprice: In thousands	Immediately	Next day and within three months	Over three months and within one year	Over one and within five years	Over five years	Total
Interest earning assets:						
Investments	$ 1,236	$ 10,590	$ 103	$ 51,061	$ 74,163	$ 137,153
Loans, excluding nonaccrual loans and overdrafts	13,874	373,040	60,292	108,898	47,594	603,698
Total	$ 15,110	$383,630	$ 60,395	$159,959	$121,757	$ 740,851
Interest bearing liabilities:						
Interest bearing demand	$ 105,949	$ -	$ -	$ -	$ -	$ 105,949
Savings	122,861	-	-	-	-	122,861
Time certificates	-	96,153	145,990	22,240	168	264,551
Other Borrowings	-	78	243	2,710	3,110	6,141
Total	$ 228,810	$ 96,231	$ 146,233	$ 24,950	$ 3,278	$ 499,502
Interest rate sensitivity gap	$ (213,700)	$287,399	$ (85,838)	$135,009	$118,479	
Cumulative interest rate sensitivity gap	$ (213,700)	$ 73,699	$ (12,139)	$122,870	$241,349	
December 31, 2000						
Interest rate sensitivity gap	$ (183,847)	$241,129	$ (103,528)	$ 83,474	$156,490	
Cumulative interest rate sensitivity gap	$ (183,847)	$ 57,282	$ (46,246)	$ 37,228	$193,718	

between one and five years the Bank moves into an asset sensitive position. This interest rate sensitivity table categorizes interest-bearing transaction deposits and savings deposits as repricing immediately. However, as has been observed through interest rate cycles, the deposit liabilities do not reprice immediately. Consequently, the Bank's net interest income varies as though the Bank is asset sensitive, i.e. as interest rates rise net interest income increases and vice versa. The asset sensitivity is validated by the modeling as presented in Tables Eight and Nine and the actual operating results in 2001 as the net interest margin decreased during a rapidly falling interest rate environment.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan repayments contribute to liquidity, along with deposit increases, while loan funding and deposit withdrawals decrease liquidity. The Bank assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2001, were approximately $166,386,000 and $3,690,000, respectively. Such loans relate primarily to revolving lines of credit and other commercial loans, and to real estate construction loans.

The Company's sources of liquidity consist of overnight funds sold to correspondent banks, unpledged marketable investments, loans pledged to the Federal Home Loan Bank of San Francisco (FHLB-SF) and sellable SBA loans. On December 31, 2001, consolidated liquid assets totaled $110.0 million or 13.7% of total assets as compared to $132.0 million or 18.7% of total consolidated assets on December 31, 2000. In addition to liquid assets, the Bank maintains short term lines of credit with correspondent banks. At December 31, 2001, the Bank had $80,000,000 available under these credit lines. Informal agreements are also in place with various other banks to purchase participations in loans, if necessary. The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is affected by portfolio maturities as well as the effect interest rate fluctuations have on the market values of both assets and liabilities. The Bank holds all of its investment securities in the available-for-sale category. This enables the Bank to sell any of its unpledged securities to meet liquidity needs. In periods of rising interest rates, such as experienced throughout most of 1999 and the first half of 2000, bond prices decreased, which resulted in large unrealized losses within the Bank's investment portfolio. Unrealized losses limit the Bank's ability to sell these securities to provide liquidity without realizing those losses. As a means for providing liquidity from the investment portfolio when there are unrealized losses, the Bank has a master repurchase agreement with a correspondent bank. Such a repurchase agreement allows the Bank to pledge securities as collateral for borrowings to obtain liquidity without having to sell a security at a loss. In a declining interest rate environment such as experienced in 2001, as bond prices increase, liquidity is more easily obtained through security sales.

The maturity distribution of certificates of deposit in denominations of $100,000 or more is set forth in Table Eleven. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Eleven: Certificates of Deposit in Denominations of $100,000 or More

In thousands	December 31, 2001
Three months or less	$ 75,503
Over three months through six months	42,833
Over six months through twelve months	65,889
Over twelve months	17,405
Total	$201,630

Loan demand also affects the Bank's liquidity position. Table Twelve presents the maturities of loans for the period indicated.

Table Twelve: Loan Maturities - December 31, 2001

In thousands	One year or less	One year through five years	Over five years	Total
Commercial	$100,100	$ 77,547	$ 22,114	$199,761
Real estate - construction	72,141	916	12,257	85,314
Real estate - other	40,602	95,263	170,757	306,622
Consumer	10,081	4,951	621	15,653
Total	$222,924	$178,677	$205,749	$607,350

Loans shown above with maturities greater than one year include $290,459,000 of floating Interest rate loans and $93,967,000 of fixed rate loans.

The maturity distribution and yields of the investment portfolios (on a taxable equivalent basis) are presented in Table Thirteen:

Table Thirteen: Securities Maturities and Weighted Average Yields

December 31,	2001		2000	
In thousands (except percentages)	Market Value	Weighted Average Yield	Market Value	Weighted Average Yield
Available for sale securities:				
U.S. Treasury and agency securities				
Maturing within 1 year	$ 103	2.27%	$ 300	5.79%
Maturing after 1 year but within 5 years	47,223	6.21%	12,902	6.28%
Maturing after 5 years but within 10 years	17,898	4.62%	61,559	6.45%
Maturing after 10 years	10,262	6.87%	10,366	6.42%
State & Political Subdivision				
Maturing within 1 year	-	-	238	3.80%
Maturing after 1 year but within 5 years	3,823	7.05%	1,366	7.92%
Maturing after 5 year but within 10 Years	23,151	6.58%	16,562	6.61%
Maturing after 10 years	22,867	6.95%	26,671	6.88%
Corporate Debt Securities				
Maturing within 1 year	-	-	9,957	8.24%
Maturing after 10 years	10,590	3.01%	11,192	7.75%
Other	1,236	-	1,163	-
Total investment securities	$137,153	5.96%	$152,276	6.70%

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations of the Bank. These cash requirements are funded through direct reimbursement billings to the Bank. For non-banking functions, the Company is dependent upon the payment of cash dividends by the Bank to service its commitments. The Company expects that the cash dividends paid by the Bank to the Company will be sufficient to meet this payment schedule.

Off-Balance Sheet Items

The Bank has certain ongoing commitments under operating leases. (See Note 5 of the financial statements for the terms). These commitments do not significantly impact operating results.

As of December 31, 2001, commitments to extend credit were the only financial instruments with off-balance sheet risk. The Bank has not entered into any contracts for freestanding financial derivative instruments such as futures, swaps, options etc., and did not identify any embedded derivatives. Loan and letter of credit commitments increased to $170,076,000 from $150,473,000 at December 31, 2000. The commitments represent 28.1% of total loans at year-end 2001 versus 31.8% a year ago. The majority of the commitments have a maturity of one year or less. Commitments for home equity lines of credit totaling $14,700,000, which have a ten-year maturity, are the single largest category of commitments exceeding a one-year maturity.

Disclosure of Fair Value

The Financial Accounting Standards Board ("FASB"), adopted Statement of Financial Accounting Standards Number 107, "Disclosures About Fair Value of Financial Statements," requiring the disclosure of fair value of most financial instruments, whether recognized or not recognized in the financial statements. The intent of presenting the fair values of financial instruments is to depict the market's assessment of the present value of net future cash flows discounted to reflect both current interest rates and the market's assessment of the risk that the cash flows will not occur.

In determining fair values, the Company used the carrying amount for cash, short-term investments, accrued interest receivable, short-term borrowings and accrued interest payable as all of these instruments are short term in nature. Securities are reflected at quoted market values. Loans and deposits have a long term time horizon, which required more complex calculations for fair value determination. Loans are grouped into homogeneous categories and broken down between fixed and variable rate instruments. Loans with a variable rate, which reprice quickly, are valued at carrying value. The fair value of fixed rate instruments is estimated by discounting the future cash flows using current rates. Credit risk and repricing risk factors are included in the current rates. Fair value for nonaccrual loans is reported at carrying value and is included in the net loan total. Since the allowance for loan losses exceeds any potential adjustment for nonaccrual valuation, no further valuation adjustment has been made.

Demand deposits, savings and certain money market accounts are short term in nature so the carrying value equals the fair value. For deposits that extend over a period in excess of four months, the fair value is estimated by discounting the future cash payments using the rates currently offered for deposits of similar remaining maturities.

At year-end 2001, the fair values calculated on the Bank's assets were 0.5% above the carrying values versus 0.4% under the carrying values at year-end 2000.

Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" covering elimination of pooling accounting treatment in business combinations and financial accounting and reporting for acquired goodwill and other intangible assets at acquisition. SFAS No. 141 supersedes APB Opinion No. 16, "Business Combinations" and SFAS No. 38, "Accounting for Pre-acquisition Contingencies of Purchased Enterprises" and is effective for transactions initiated after June 30, 2001. Under SFAS No. 141, all mergers and business combinations initiated after the effective date must be accounted for as "purchase" transactions. A merger or business combination was considered initiated if the major terms of the transaction, including the exchange or conversion ratio, were publicly announced or otherwise disclosed to shareholders of the combining companies prior to the effective date. Goodwill in any merger or business combination which was not initiated prior to the effective date will be recognized as an asset in the financial statements, measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed, and then tested for impairment to assess losses and expensed against earnings only in the periods in which the recorded value of goodwill exceeded its implied fair value. The FASB concurrently issued SFAS No. 142, "Goodwill and Other Intangible Assets" to address financial accounting and reporting for acquired goodwill and other intangible assets at acquisition in transactions other than business combinations covered by SFAS No. 141, and the accounting treatment of goodwill and other intangible assets after acquisition and initial recognition in the financial statements. SFAS No. 142 supersedes APB Opinion No. 17,

"Intangible Assets" and is required to be applied at the beginning of an entity's fiscal year to all goodwill and other intangible assets recognized in its financial statements at that date, for fiscal years beginning after December 15, 2001. It is not certain what effect SFAS No. 141 and SFAS No. 142 may have upon the pace of business combinations in the banking industry in general or upon prospects of any merger or business combination opportunities involving the Company in the future. The Company was required to adopt SFAS No. 142 beginning January 1, 2002. The Company does not expect the adoption of SFAS No. 142 to have a material effect on its financial position, results of operations, or cash flows as the Company had no goodwill as of December 31, 2001 and all of the Company's intangible assets at 2001 have finite lives and will continue to be amortized.

Other Matters

The terrorist actions on September 11, 2001 and thereafter have had significant adverse effects upon the United States economy. Whether the terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company and the extent of such impact is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts reserved for loan losses, and causing a decline in the Company's stock price.

Independent Auditors' Report

The Board of Directors and Shareholders of Central Coast Bancorp:

We have audited the accompanying consolidated balance sheets of Central Coast Bancorp and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Central Coast Bancorp and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Francisco, California
January 24, 2002
(February 28, 2002 as to the stock split information in Note 1)

Deloitte & Touche

Consolidated Balance Sheets

Central Coast Bancorp and Subsidiary

December 31,	2001	2000
Assets		
Cash and due from banks	$ 55,245,000	$ 51,411,000
Federal funds sold	-	23,081,000
Total cash and equivalents	55,245,000	74,492,000
Available-for-sale securities – at fair value	137,153,000	152,276,000
Loans:		
Commercial	199,761,000	171,631,000
Real estate-construction	85,314,000	57,780,000
Real estate-other	306,622,000	234,890,000
Consumer	15,653,000	9,840,000
Deferred loan fees, net	(1,050,000)	(746,000)
Total loans	606,300,000	473,395,000
Allowance for loan losses	(11,753,000)	(9,371,000)
Net Loans	594,547,000	464,024,000
Premises and equipment, net	2,962,000	3,735,000
Accrued interest receivable and other assets	12,359,000	12,166,000
Total assets	$802,266,000	$706,693,000
Liabilities and Shareholders' Equity		
Deposits:		
Demand, noninterest bearing	$231,501,000	$207,002,000
Demand, interest bearing	105,949,000	88,285,000
Savings	122,861,000	110,204,000
Time	264,551,000	227,719,000
Total Deposits	724,862,000	633,210,000
Accrued interest payable and other liabilities	12,068,000	13,629,000
Total liabilities	736,930,000	646,839,000
Commitments and contingencies (Notes 5 and 11)		
Shareholders' Equity:		
Preferred stock-no par value; authorized 1,000,000 shares; none outstanding		
Common stock - no par value; authorized 25,000,000 shares; outstanding: 8,963,780 and 8,402,498 shares at December 31, 2001 and 2000	50,898,000	44,472,000
Shares held in deferred compensation trust (299,048 shares in 2001 and 271,862 shares in 2000), net of deferred obligation	-	-
Retained earnings	14,855,000	16,444,000
Accumulated other comprehensive loss, net of taxes of $297,000 in 2001 and $738,000 in 2000	(417,000)	(1,062,000)
Total shareholders' equity	65,336,000	59,854,000
Total liabilities and shareholders' equity	$802,266,000	$706,693,000

See notes to Consolidated Financial Statements

Consolidated Statements of Income

Central Coast Bancorp and Subsidiary

Years Ended December 31,	2001	2000	1999
Interest Income			
Loans (including fees)	$43,135,000	$41,405,000	$32,234,000
Investment securities	8,205,000	8,945,000	9,127,000
Fed funds sold	407,000	1,065,000	156,000
Total interest income	51,747,000	51,415,000	41,517,000
Interest Expense			
Interest on deposits	17,926,000	17,921,000	13,218,000
Other	434,000	369,000	430,000
Total interest expense	18,360,000	18,290,000	13,648,000
Net Interest Income	33,387,000	33,125,000	27,869,000
Provision for Loan Losses	(2,635,000)	(3,983,000)	(1,484,000)
Net Interest Income after Provision for Loan Losses	30,752,000	29,142,000	26,385,000
Noninterest Income			
Service charges on deposits	1,924,000	1,749,000	1,348,000
Other income	1,205,000	684,000	883,000
Total noninterest income	3,129,000	2,433,000	2,231,000
Noninterest Expenses			
Salaries and benefits	11,619,000	10,081,000	9,116,000
Occupancy	1,642,000	1,479,000	1,301,000
Furniture and equipment	1,833,000	1,702,000	1,338,000
Other	4,129,000	4,146,000	4,288,000
Total noninterest expenses	19,223,000	17,408,000	16,043,000
Income Before Provision for Income Taxes	14,658,000	14,167,000	12,573,000
Provision for Income Taxes	5,149,000	5,241,000	4,522,000
Net Income	$ 9,509,000	$ 8,926,000	$ 8,051,000
Basic Earnings per Share	$ 1.05	$ 0.94	$ 0.82
Diluted Earnings per Share	$ 1.01	$ 0.91	$ 0.80

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Central Coast Bancorp and Subsidiary

Years ended December 31,	2001	2000	1999
Cash Flows from Operations:			
Net income	$ 9,509,000	$ 8,926,000	$ 8,051,000
Reconciliation of net income to net cash provided by operating activities:			
Provision for loan losses	2,635,000	3,983,000	1,484,000
Depreciation	1,361,000	1,266,000	936,000
Amortization and accretion	665,000	8,000	136,000
Provision for deferred income taxes	(1,260,000)	(1,852,000)	(871,000)
Loss (gain) on sale of securities	(168,000)	194,000	(45,000)
Net loss on sale of equipment	23,000	19,000	126,000
Gain on other real estate owned	(4,000)	(67,000)	-
Decrease (increase) in accrued interest receivable and other assets	164,000	1,077,000	(2,241,000)
Increase (decrease) in accrued interest payable and other liabilities	(2,420,000)	3,492,000	2,110,000
Increase in deferred loan fees	304,000	25,000	47,000
Net cash provided by operations	10,809,000	17,071,000	9,733,000
Cash Flows from Investing Activities:			
Proceeds from maturities of available-for-sale securities	46,672,000	70,751,000	100,042,000
Proceeds from sale of available-for-sale securities	77,962,000	19,806,000	5,988,000
Purchase of available-for-sale securities	(108,665,000)	(91,174,000)	(89,498,000)
Net change in loans held for sale	-	-	6,168,000
Net increase in loans	(133,462,000)	(78,031,000)	(84,049,000)
Proceeds from sale of other real estate owned	199,000	-	387,000
Proceeds from sale of equipment	-	-	26,000
Purchases of equipment	(611,000)	(1,132,000)	(2,087,000)
Net cash used in investing activities	(117,905,000)	(79,780,000)	(63,023,000)
Cash Flows from Financing Activities:			
Net increase in deposit accounts	91,652,000	115,021,000	28,997,000
Net increase (decrease) in other borrowings	935,000	(11,744,000)	16,950,000
Cash received for stock options exercised	119,000	76,000	1,098,000
Cash paid for shares repurchased	(4,857,000)	(6,111,000)	(2,682,000)
Net cash provided by financing activities	87,849,000	97,242,000	44,363,000
Net increase (decrease) in cash and equivalents	(19,247,000)	34,533,000	(8,927,000)
Cash and equivalents, beginning of year	74,492,000	39,959,000	48,886,000
Cash and equivalents, end of year	$55,245,000	$74,492,000	$39,959,000

Noncash Investing and Financing Activities:

The Company obtained $335,000 of real estate (OREO) in 1999 in connection with foreclosures of delinquent loans (none in 2001 or 2000). In 2001, 2000 and 1999 stock option exercises and stock repurchases totaling $84,000, $20,000 and $666,000, respectively were performed through a "stock for stock" exercise under the Company's stock option and deferred compensation plans (see Note 9).

Other Cash Flow Information:			
Interest paid	$18,695,000	$17,121,000	$13,733,000
Income taxes paid	8,203,000	5,970,000	3,569,000

See Notes to Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity — Central Coast Bancorp and Subsidiary

Years Ended December 31, 2001, 2000 and 1999	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 1, 1999	7,640,056	$41,103,000	$ 9,733,000	$ 363,000	$51,199,000
Net income	-	-	8,051,000	-	8,051,000
Changes in unrealized losses on securities available for sale, net of taxes of $3,502,000	-	-	-	(5,039,000)	(5,039,000)
Reclassification adjustment for gains included in income, net of taxes of $19,000	-	-	-	(26,000)	(26,000)
Total comprehensive income					2,986,000
Stock options and warrants exercised	667,790	1,764,000	-	-	1,764,000
Shares repurchased	(257,525)	(3,348,000)	-	-	(3,348,000)
Tax benefit of stock options exercised	-	704,000	-	-	704,000
Balances, December 31, 1999	8,050,321	40,223,000	17,784,000	(4,702,000)	53,305,000
Net income	-	-	8,926,000	-	8,926,000
Changes in unrealized gains on securities available for sale, net of taxes of $2,449,000	-	-	-	3,526,000	3,526,000
Reclassification adjustment for losses included in income, net of taxes of $80,000	-	-	-	114,000	114,000
Total comprehensive income					12,566,000
10% stock dividend	805,033	10,266,000	(10,266,000)	-	-
Stock options exercised	16,248	96,000	-	-	96,000
Shares repurchased	(469,104)	(6,131,000)	-	-	(6,131,000)
Tax benefit of stock options exercised	-	18,000	-	-	18,000
Balances, December 31, 2000	8,402,498	44,472,000	16,444,000	(1,062,000)	59,854,000
Net income	-	-	9,509,000	-	9,509,000
Changes in unrealized losses on securities available for sale, net of taxes of $511,000	-	-	-	744,000	744,000
Reclassification adjustment for gains included in income, net of taxes of $69,000	-	-	-	(99,000)	(99,000)
Total comprehensive income					10,154,000
10% stock dividend	836,410	11,098,000	(11,098,000)	-	-
Stock options exercised	38,291	203,000	-	-	203,000
Shares repurchased	(313,419)	(4,940,000)	-	-	(4,940,000)
Tax benefit of stock options exercised	-	65,000	-	-	65,000
Balances, December 31, 2001	8,963,780	$50,898,000	$14,855,000	$ (417,000)	$65,336,000

See Notes to Consolidated Financial Statements

Central Coast Bancorp and Subsidiary Years ended December 31, 2001, 2000 and 1999

Note 1. Significant Accounting Policies and Operations. The consolidated financial statements include Central Coast Bancorp (the "Company") and its wholly-owned subsidiary, Community Bank of Central California (the "Bank"). All material intercompany accounts and transactions are eliminated in consolidation. The accounting and reporting policies of the Company and the Bank conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. The material estimate that is particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses.

Community Bank of Central California operates ten full service branch offices in Monterey, Santa Cruz and San Benito Counties, serving small and medium sized business customers, as well as individuals. The Bank focuses on business loans and deposit services to customers throughout its service area.

Investment securities are classified at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Investment securities classified as *held-to-maturity* are measured at amortized cost based on the Company's positive intent and ability to hold such securities to maturity. *Trading securities* are bought and held principally for the purpose of selling them in the near term and are carried at market value with a corresponding recognition of unrecognized holding gain or loss in the results of operations. The remaining investment securities are classified as *available-for-sale* and are measured at market value with a corresponding recognition of the unrealized holding gain or loss (net of tax effect) as a separate component of shareholders' equity until realized. Accretion of discounts and amortization of premiums arising at acquisition are included in income using methods approximating the effective interest method. Gains and losses on sales of investments, if any, are determined on a specific identification basis. At December 31, 2001 and 2000 all of the Company's investments were classified as available-for-sale.

Loans are stated at the principal amount outstanding, reduced by any charge-offs. Loan origination fees and certain direct loan origination costs are deferred and the net amount is recognized using the effective yield method, generally over the contractual life of the loan.

Interest income is accrued as earned. The accrual of interest on loans is discontinued and any accrued and unpaid interest is reversed when principal or interest is ninety days past due, when payment in full of principal or interest is not expected or when a portion of the principal balance has been charged off. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Senior management may grant a waiver from nonaccrual status if a loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, the accrued and unpaid interest receivable is reversed and the loan is accounted for on the cash or cost recovery method thereafter, until qualifying for return to accrual status. Generally, a loan may be returned to accrual status when all delinquent interest and principal become current in accordance with the original terms of the loan agreement or when the loan is both well secured and in process of collection.

The allowance for loan losses is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit, based on evaluations of collectibility, prior loss experience and other factors. The allowance is established through a provision charged to expense. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. In evaluating the adequacy of the allowance, management considers numerous factors such as changes in the composition of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, and current and anticipated local economic conditions that may affect the borrowers' ability to pay.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent.

Real estate and other assets acquired in satisfaction of indebtedness are recorded at the lower of estimated fair market value net of anticipated selling costs or the recorded loan amount, and any difference between this and the loan amount is charged to the allowance. Costs of maintaining other real estate owned, subsequent write downs and gains or losses on the subsequent sale are reflected in current earnings.

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the lesser of the lease terms or estimated useful lives of the assets, which are generally 3 to 30 years.

Intangible assets representing the excess of the purchase price over the fair value of tangible net assets acquired, are being amortized on a straight-line basis over seven years and are included in other assets.

Other borrowed funds consist of $6,141,000 borrowed from the Federal Home Loan Bank collateralized by certain real estate loans and investment securities.

Stock compensation. The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees* and its related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements. Note 9 to the Consolidated Financial Statements contains a summary of the proforma effects to reported net income and earnings per share as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*.

Income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities arise principally from differences in reporting provisions for loan losses, interest on nonaccrual loans, depreciation, state franchise taxes and accruals related to the salary continuation plan. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock split. On January 28, 2002 the Board of Directors declared a 5 for 4 stock split which was distributed on February 28, 2002, to shareholders of record as of February 14, 2002. All share and per share data including stock option and warrant information have been retroactively adjusted to reflect the stock split.

Comprehensive income includes net income and other comprehensive income, which represents the changes in its net assets during the period from non-owner sources. The Company's only source of other comprehensive income is derived from unrealized gain and loss on securities available-for-sale and is presented net of tax in the accompanying statements of shareholders' equity.

Segment reporting. The Company operates a single line of business with no customer accounting for more than 10% of its revenue. Management evaluates the Company's performance as a whole and does not allocate resources based on the performance of different lending or transaction activities. Accordingly, the Company and its subsidiary operate as one business segment.

Recently issued accounting pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* covering elimination of pooling accounting treatment in business combinations and financial accounting and reporting for acquired goodwill and other intangible assets at acquisition. SFAS No. 141 is effective for transactions initiated after June 30, 2001. Under SFAS No. 141, all mergers and business combinations initiated after the effective date must be accounted for as "purchase" transactions. Goodwill in any merger or business combination which was not initiated prior to the effective date will be recognized as an asset in the financial statements, measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed, and then tested for impairment to assess losses and expensed against earnings only in the periods in which the recorded value of goodwill exceeded its implied fair value. The FASB concurrently issued SFAS No. 142, *Goodwill and Other Intangible Assets* to address financial accounting and reporting for acquired goodwill and other intangible assets at acquisition in transactions other than business combinations covered by SFAS No. 141, and the accounting treatment of goodwill and other intangible assets after acquisition and initial recognition in the financial statements. The Company is required to adopt SFAS No. 142 beginning January 1, 2002. Early adoption is not permitted. The Company does not expect the adoption of SFAS No. 142 to have a material effect on its financial position, results of operations, or cash flows as the Company had no goodwill as of December 31, 2001 and all of the Company's intangible assets at December 31, 2001 have finite lives and will continue to be amortized.

Note 2. Cash and Due from Banks. The Company, through its bank subsidiary, is required to maintain reserves with the Federal Reserve Bank. Reserve requirements are based on a percentage of deposits. At December 31, 2002 the Company maintained reserves of approximately $975,000 in the form of vault cash and balances at the Federal Reserve to satisfy regulatory requirements.

Note 3. Securities. The Company's investment securities portfolio as of December 31, 2001 and 2000 consisted of the following:

In thousands	Amortized Cost	Unrealized Gain	Unrealized Loss	Market Value
December 31, 2001				
Available for sale securities:				
U.S. Treasury and Agency securities	$ 74,578	$ 961	$ 53	$ 75,486
State & Political Subdivision	50,523	186	868	49,841
Corporate Debt Securities	11,530	-	940	10,590
Other	1,236	-	-	1,236
Total investment securities	$137,867	$1,147	$1,861	$137,153
December 31, 2000				
Available for sale securities:				
U.S. Treasury and Agency securities	$85,589	$ 169	$631	$85,127
State & Political Subdivision	45,851	93	1,107	44,837
Corporate Debt Securities	21,473	-	324	21,149
Other	1,163	-	-	1,163
Total investment securities	$154,076	$ 262	$2,062	$152,276

The amortized cost and estimated fair value of debt securities at December 31, 2001, based on projected average life, are shown in the next table. Projected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

In thousands	Amortized Cost	Market Value
Available for sale securities:		
Maturing within 1 year	$103	$103
Maturing after 1 year but within 5 years	50,545	51,046
Maturing after 5 years but within 10 years	41,093	41,049
Maturing after 10 years	44,890	43,719
Other	1,236	1,236
Total investment securities	$137,867	$137,153

At December 31, 2001 and 2000, securities with a market value of $120,472,000 and $94,178,000 were pledged as collateral for deposits of public funds and other purposes as required by law or contract.

In 2001, security sales resulted in gross realized losses of $26,000 and gross realized gains of $194,000. In 2000, such sales resulted in gross realized losses of $194,000 and no gross unrealized gains.In 1999, such sales resulted in gross realized gains of $45,000 and no gross unrealized losses.

Note 4. Loans and allowance for loan losses. The Company's business is concentrated in Monterey County, California whose economy is highly dependent on the agricultural industry. As a result, the Company lends money to individuals and companies dependent upon the agricultural industry. In addition, the Company has significant extensions of credit and commitments to extend credit which are secured by real estate, the ultimate recovery of which is generally dependent on the successful operation, sale or refinancing of real estate, totaling approximately $453,000,000. The Company monitors the effects of current and expected market conditions and other factors on the collectibility of real estate loans. When, in management's judgment, these loans are impaired, appropriate provisions for losses are recorded. The more significant assumptions management considers involve estimates of the following: lease, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of collateral independent of the real estate including, in limited instances, personal guarantees.

In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the credit worthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its interest in business assets, obtaining deeds of trust, or outright possession among other means. Loan losses from lending transactions related to real estate and agriculture compare favorably with the Company's loan losses on its loan portfolio as a whole.

The activity in the allowance for loan losses is summarized as follows:

In thousands	2001	2000	1999
Balance, beginning of year	$ 9,371	$ 5,596	$ 4,352
Provision charged to expense	2,635	3,983	1,484
Loans charged off	(430)	(392)	(400)
Recoveries	177	184	160
Balance, end of year	$11,753	$9,371	$5,596

In determining the provision for estimated losses related to specific major loans, management evaluates its allowance on an individual loan basis, including an analysis of the credit worthiness, cash flows and financial status of the borrower, and the condition and the estimated value of the collateral. Specific valuation allowances for secured loans are determined by the excess of recorded investment in the loan over the fair market value or net realizable value where appropriate, of the collateral. In determining overall level of allowances to be maintained and the loan loss allowance ratio, management uses a formula allowance calculated by applying loss factors to outstanding loans and certain unused commitments and an unallocated allowance for amounts that are based on management's evaluation of conditions that are not directly measured in the determination of the specific and formula allowances. In determining these allowances, management evaluates many factors including prevailing and forecasted economic conditions, regular reviews of the quality of loans, industry experience, historical loss experience, composition and geographic concentrations of the loan portfolio, the borrowers' ability to repay and repayment performance and estimated collateral values.

Management believes that the allowance for loan losses at December 31, 2001 is adequate, based on information currently available. However, no prediction of the ultimate level of loans charged off in future years can be made with any certainty.

Non-performing loans at December 31 are summarized below:

In thousands	2001	2000
Past due 90 days or more and still accruing:		
Real estate	$ 68	$ 10
Commercial	-	215
Consumer and other	12	5
	80	230
Nonaccrual:		
Real estate	592	-
Commercial	702	329
Consumer and other	-	-
	1,294	329
Restructured (in compliance with modified terms) – Commercial	955	1,010
Total non-performing loans	$2,329	$1,569

Interest due but excluded from interest income on nonaccrual loans was approximately $45,000, $64,000 and $82,000 in 2001, 2000 and 1999 respectively. In 2001 and 1999, interest income recognized from payments received on nonaccrual loans was $69,000 and $21,000, respectively (none was recognized in 2000).

At December 31, 2001, the recorded investment in loans that are considered impaired under SFAS No. 114 was $2,418,000 of which $1,294,000 are included as nonaccrual loans above, and $955,000 are included as restructured loans above. At December 31, 2000, the recorded investment in loans that are considered impaired was $1,691,000 of which $215,000 are included as nonaccrual loans above, and $1,010,000 are included as restructured loans above. Such impaired loans had valuation allowances totalling $536,000 and $809,000, in 2001 and 2000, respectively, based on the estimated fair values of the collateral. The average recorded investment in impaired loans during 2001 and 2000 was $2,638,000 and $2,129,000, respectively. The Company recognized interest income on impaired loans of $191,000, $161,000 and $92,000 in 2001, 2000 and 1999, respectively (including interest income of $98,000 on restructured loans in 2001 and in 2000). At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans were classified as nonaccrual.

The Company held no real estate acquired by foreclosure at December 31, 2001 or 2000.

Note 5. Premises and equipment. Premises and equipment owned by the Company at December 31 are summarized as follows:

In thousands	2001	2000
Land	$ 121	$ 121
Building	265	260
Furniture and equipment	6,606	6,390
Leasehold improvement	2,460	2,223
	9,452	8,994
Accumulated depreciation and amortization	(6,490)	(5,259)
Premises and equipment, net	$2,962	$3,735

The Company also leases facilities under agreements that expire in March 2003 through October 2009 with options to extend for five to fifteen years. These include two facilities leased from shareholders at terms and conditions which management believes are consistent with the market. Rental rates are adjusted annually for changes in certain economic indices. Rental expense was approximately $675,000, $634,000 and $565,000, including lease expense to shareholders of $133,000, $122,000 and $121,000 in 2001, 2000 and 1999 respectively. The minimum annual rental commitments under these leases, including the remaining rental commitment under the leases to shareholders are as follows:

In thousands	Operating Leases
2002	$ 708
2003	642
2004	593
2005	480
2006	480
Thereafter	691
Total	$3,594

Note 6. Income Taxes. The provision for income taxes is as follows:

In thousands	2001	2000	1999
Current:			
Federal	$4,577	$5,160	$3,863
State	1,832	1,933	1,530
Total	6,409	7,093	5,393
Deferred:			
Federal	(950)	(1,432)	(667)
State	(310)	(420)	(204)
Total	(1,260)	(1,852)	(871)
Total	$5,149	$5,241	$4,522

A reconciliation of the Federal income tax rate to the effective tax rate is as follows:

	2001	2000	1999
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes (net of Federal income tax benefit)	6.9%	7.1%	7.0%
Tax exempt interest income	(6.4%)	(5.0%)	(5.4%)
Other	(0.4%)	(0.1%)	(0.6%)
Effective tax rate	35.1%	37.0%	36.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented as follows:

In thousands	2001	2000
Deferred tax assets :		
Provision for loan losses	$5,206	$4,053
Unrealized loss on available for sale securities	297	738
Salary continuation plan	755	618
Depreciation and amortization	209	258
State income taxes	127	251
Excess serving rights	12	15
Interest on nonaccrual loans	20	51
Accrual to cash adjustments	-	-
Other	203	26
Net deferred tax asset	$6,829	$6,010

The Company believes that it is more likely than not that it will realize the above deferred tax assets in future periods; therefore, no valuation allowance has been provided against its deferred tax assets.

Note 7. Other Noninterest Expense. Other expense for the years ended December 31, 2001, 2000 and 1999 consists of the following:

In thousands	2001	2000	1999
Customer expenses	$ 525	$ 413	$ 398
Marketing	473	644	475
Professional fees	457	430	452
Stationary and supplies	372	377	444
Data processing	272	314	306
Amortization of intangibles	257	257	257
Shareholder and director	229	253	250
Insurance	216	216	180
Dues and assessments	177	179	139
Other	1,151	1,476	1,387
Total	$4,129	$4,146	$4,288

Note 8. Earnings Per Share. Basic earnings per share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic earnings per share and diluted earnings per share. The denominator used in the calculation of basic earnings per share and diluted earnings per share for each of the years ended December 31 is reconciled in the following table.

In thousands (except per share data)	2001	2000	1999
Basic Earnings Per Share			
Net income	$9,509	$8,926	$8,051
Weighted average common shares outstanding	9,046	9,515	9,724
Basic earnings per share	$1.05	$0.94	$0.82
Diluted Earnings Per Share			
Net Income	$9,509	$8,926	$8,051
Weighted average common shares outstanding	9,046	9,515	9,724
Dilutive effect of outstanding options	394	281	338
Weighted average common shares outstanding – Diluted	9,440	9,796	10,062
Diluted earnings per share	$ 1.01	$ 0.91	$ 0.80

Note 9. Employee Benefit Plans. The Company has two stock option plans under which incentive stock options or non-qualified stock options may be granted to certain key employees or directors to purchase shares of common stock. Options are granted at a price not less than the fair market value of the common stock on the date of grant. Options vest over various periods not in excess of ten years from date of grant and expire not more than ten years from date of grant. The weighted average value of options granted in 2001, 2000 and 1999 was $4.95, $4.22 and $3.68 per share, respectively. As of December 31, 2001, 1,433,399 shares are available for future grants under the plans.

Activity under the stock option plans is as follows:

	Shares	Weighted Average Exercise Price
Balances, January 1, 1999		
1,125,990 exercisable at a weighted average exercise price of $3.70	1,443,341	$ 4.54
Granted	28,642	10.98
Expired	(15,908)	6.50
Exercised	(608,217)	1.99
Balances, December 31, 1999		
743,713 exercisable at a weighted average exercise price of $6.05	847,858	6.54
Granted	240,968	11.70
Expired	(8,250)	11.64
Exercised	(17,871)	5.33
Balances, December 31, 2000		
784,113 exercisable at a weighted average exercise price of $6.34	1,062,705	7.70
Granted	5,000	15.89
Exercised	(43,786)	4.65
Balances, December 31, 2001		
852,027 exercisable at a weighted average exercise price of $7.09	1,023,919	$ 5.80

Additional information regarding options outstanding as of December 31, 2001 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.12 - 5.32	227,240	3.5	$ 4.34	227,240	$ 4.34
6.49 - 6.90	422,061	4.9	6.52	422,061	6.52
10.18 - 15.89	374,618	7.6	11.33	202,726	11.35
$3.12 - 15.89	1,023,919	5.6	$ 7.79	852,027	$ 7.09

Additional Stock Plan Information

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees* and its related interpretations. No compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, (SFAS 123) requires the disclosure of proforma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions for 2001: expected life, four years following vesting; average stock volatility of 15.6%; risk free interest rates ranging from 4.14% to 6.57%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the 2001, 2000 and 1999 awards had been amortized to expense over the vesting period of the awards, proforma net income would have been $9,334,000 ($1.03 basic and $0.99 diluted earnings per share), $8,548,000 000 ($0.90 basic and $0.87 diluted earnings per share) and $7,939,000 ($0.82 basic and $0.79 diluted earnings per share) in 2001, 2000 and 1999, respectively. The impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the proforma calculation; accordingly, the 2001, 2000 and 1999 proforma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all applicable stock options.

401(k) Savings Plan

The Company has a 401(k) Savings Plan under which eligible employees may elect to make tax deferred contributions from their annual salary, to a maximum established annually by the IRS. The Company matches 25% of the employees' contributions. The Company may make additional contributions to the plan at the discretion of the Board of Directors. All employees meeting age and service requirements are eligible to participate in the Plan. Company contributions vest after 3 years of service.Company contributions during 2001, 2000 and 1999 which are funded currently, totaled $129,000, $114,000 and $94,000, respectively.

Salary Continuation Plan

The Company has a salary continuation plan for three officers which provides for retirement benefits upon reaching age 63. The Company accrues such post-retirement benefits over the vesting periods (of five or ten years) based on a discount rate of 7.5%. In the event of a change in control of the Company, the officers' benefits will fully vest. The Company recorded compensation expense of $94,000, $292,000 and $256,000 in 2001, 2000 and 1999 respectively. Accrued compensation payable under the salary continuation plan totaled $1,233,000 and $1,140,000 at December 31, 2001 and 2000, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan for the benefit of the Board of Directors and certain officers. In addition to the deferral of compensation, the plan allows participants the opportunity to defer taxable income derived from the exercise of stock options. The participant's may, after making an election to defer receipt of the option shares for a specified period of time, use a "stock-for-stock" exercise to tender to the Company mature shares with a fair value equal to the exercise price of the stock options exercised. The Company simultaneously delivers new shares to the participant equal to the value of shares surrendered and the remaining shares under option are placed in a trust administered by a third- party trust company, to be distributed in accordance with the terms of each participant's election to defer. During 2001 and 2000 no shares were tendered under the plan. In 1999, 60,126 shares with a fair value of approximately $666,000 were tendered to the Company using a "stock-for-stock" exercise. At December 31, 2001, 299,048 shares (with a fair value of approximately $6,579,000) were held in the Deferred Compensation Trust.

Note 10. Disclosures About Fair Value of Financial Instruments. The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts.

	December 31, 2001		December 31, 2000	
In thousands	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets				
Cash and equivalents	$ 55,245	$ 55,245	$ 74,492	$ 74,492
Securities	137,153	137,153	152,276	152,276
Loans, net	594,547	598,475	464,024	461,060
Financial Liabilities				
Demand deposits	337,450	337,450	295,287	295,287
Time Deposits	264,551	267,362	227,719	228,724
Savings	122,861	122,861	110,204	110,204
Other borrowings	6,141	6,141	5,206	5,206

The following estimates and assumptions were used to estimate the fair value of the financial instruments.

Cash and equivalents - The carrying amount is a reasonable estimate of fair value.

Securities - Fair values of securities are based on quoted market prices or dealer quotes. If a quoted market price was not available, fair value was estimated using quoted market prices for similar securities.

Loans, net - Fair values for certain commercial, construction, revolving customer credit and other loans were estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and similar maturities, adjusted for the allowance for loan losses.

Certain adjustable rate loans have been valued at their carrying values, if no significant changes in credit standing have occurred since origination and the interest rate adjustment characteristics of the loan effectively adjust the interest rate to maintain a market rate of return. For adjustable rate loans which have had changes in credit quality, appropriate adjustments to the fair value of the loans are made.

Demand, time and savings deposits - The fair value of noninterest-bearing and adjustable rate deposits and savings is the amount payable upon demand at the reporting date. The fair value of fixed-rate interest-bearing deposits with fixed maturity dates was estimated by discounting the cash flows using rates currently offered for deposits of similar remaining maturities.

Other Borrowings - The carrying amount is a reasonable estimate of fair value.

Off-balance sheet instruments - The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties. The fair values of standby and commercial letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The fair values of such off-balance sheet instruments were not significant at December 31, 2001 and 2000, therefore, have not been included in the table above.

Note 11. Commitments and Contingencies. The Company is involved in a number of legal actions arising from normal business activities. Management, based upon the advise of legal counsel, believes the ultimate resolution of all pending legal actions will not have a material effect on the financial statements.

In the normal course of business there are various commitments outstanding to extend credit which are not reflected in the financial statements, including loan commitments of approximately $166,386,000 and $149,839,000 at December 31, 2001 and 2000 and standby letters of credit and financial guarantees of $3,690,000 and $4,634,000 at December 31, 2001 and 2000. The Bank does not anticipate any losses as a result of these commitments.

Approximately $43,059,000 of loan commitments outstanding at December 31, 2001 relate to construction loans and are expected to fund within the next twelve months. The remainder relate primarily to revolving lines of credit or other commercial loans. Many of these loan commitments are expected to expire without being drawn upon. Therefore the total commitments do not necessarily represent future cash requirements.

Stand-by letters of credit are commitments written by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to purchases of inventory by the Bank's commercial customers, are typically short-term in nature and virtually all such commitments are collateralized.

Most of the outstanding commitments to extend credit are at variable rates tied to the Bank's reference rate of interest. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit issued is the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company controls the credit risk of the off-balance sheet financial instruments through the normal credit approval and monitoring process.

Note 12. Related Party Loans. The Company makes loans to officers and directors and their associates subject to loan committee approval and ratification by the Board of Directors. These transactions are on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than normal risk of collectibility. An analysis of changes in related party loans for the year ended December 31, 2001 is as follows:

Beginning Balance	Additions	Repayments	Ending Balance
$4,882,000	$14,101,000	$14,968,000	$4,015,000

Committed lines of credit, undisbursed loans and standby letters of credit to directors and officers were approximately $6,021,000 and $2,461,000 at December 31, 2001 and 2000.

Note 13. Regulatory Matters. The Company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Capital adequacy guidelines and the regulatory framework for prompt corrective action require that the Company meet specific capital adequacy guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and a minimum leverage ratio of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2001 that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2001 and 2000, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table shows the Company's and the Bank's actual capital amounts and ratios at December 31, as well as the minimum capital ratios to be categorized as "well capitalized" under the regulatory framework:

	Actual		For Capital Adequacy Purposes:		To Be Categorized Well Capitalized Under Prompt Corrective Action Provisions:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets):						
Company	**$ 73,518,000**	**11.1%**	**$ 52,971,000**	**8.0%**	**N/A**	
Community Bank	65,318,000	10.0%	52,202,000	8.0%	$65,252,000	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	**65,198,000**	**9.9%**	**26,486,000**	**4.0%**	**N/A**	
Community Bank	57,117,000	8.8%	26,101,000	4.0%	39,151,000	6.0%
Tier 1 Capital (to Risk Average Assets)						
Company	**65,198,000**	**8.4%**	**30,896,000**	**4.0%**	**N/A**	
Community Bank	57,117,000	7.5%	30,470,000	4.0%	38,088,000	5.0%
As of December 31, 2000:						
Total Capital (to Risk Weighted Assets):						
Company	**$ 66,892,000**	**12.3%**	**$ 43,490,000**	**8.0%**	**N/A**	
Community Bank	63,866,000	11.8%	43,273,000	8.0%	$54,092,000	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Company	**60,098,000**	**11.1%**	**21,745,000**	**4.0%**	**N/A**	
Community Bank	57,073,000	10.6%	21,637,000	4.0%	32,455,000	6.0%
Tier 1 Capital (to Risk Average Assets)						
Company	**60,098,000**	**9.1%**	**26,344,000**	**4.0%**	**N/A**	
Community Bank	57,073,000	8.7%	26,251,000	4.0%	32,814,000	5.0%

The ability of the Company to pay cash dividends in the future will largely depend upon the cash dividends paid to it by its subsidiary Bank. Under State and Federal law regulating banks, cash dividends declared by a Bank in any calendar year generally may not exceed its net income for the preceding three fiscal years, less distributions to the Company, or its retained earnings. Under these provisions, and considering minimum regulatory capital requirements, the amount available for distribution from the Bank to the Company was approximately $9,003,000 as of December 31, 2001.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Bank is prohibited from lending to the Company unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank is limited to 10% of Bank shareholders' equity, or a maximum of $5,716,000 at December 31, 2001. No such advances were made during 2001 or 2000.

Note 14. Central Coast Bancorp

(Parent Company Only)

The condensed financial statements of Central Coast Bancorp follow (in thousands):

Condensed Balance Sheets

December 31,	2001	2000
Assets:		
Cash – interest bearing account with Bank	$ 997	$ 1,944
Loans	7,063	-
Investment in Bank	57,255	56,823
Premises and equipment, net	1,174	1,730
Other assets	1,566	1,142
Total assets	$ 68,055	$ 61,639
Liabilities and Shareholders' Equity		
Liabilities	$2,719	$1,785
Shareholders' Equity	65,336	59,854
Total liabilities and shareholders' equity	$ 68,055	$ 61,639

Condensed Income Statements

Years ended December 31,	2001	2000	1999
Management fees	$ 9,888	$ 8,700	$7,704
Interest income	109	-	-
Other income	3	-	14
Cash dividends received from the Bank	10,500	7,000	500
Total income	20,500	15,700	8,218
Operating expenses	9,812	9,257	8,212
Income before income taxes and equity in undistributed net income of Bank	10,688	6,443	6
Provision (credit) for income taxes	66	(206)	(206)
Equity in undistributed net income of Bank	(1,113)	2,277	7,839
Net income	9,509	8,926	8,051
Other comprehensive income (loss)	645	3,640	(5,065)
Total comprehensive income	$10,154	$12,566	$2,986

Condensed Statements of Cash Flows

Years ended December 31,	2001	2000	1999
Increase (decrease) in cash:			
Operations:			
Net income	$9,509	$8,926	$8,051
Adjustments to reconcile net income to net cash provided by operations:			
Equity in undistributed net income of Bank	1,113	(2,277)	(7,839)
Depreciation	841	778	546
Gain on sale of equipment	17	-	(10)
(Increase) decrease in other assets	(8,387)	(127)	31
Increase in liabilities	1,000	380	285
Net cash provided by operations	4,093	7,680	1,064
Investing Activities:			
Proceeds from sale of equipment	-	-	18
Purchases of equipment	(302)	(612)	(944)
Net cash used by investing activities	(302)	(612)	(926)
Financing Activities:			
Stock repurchases	(4,857)	(6,111)	(2,682)
Stock options and warrants exercised	119	94	1,098
Net cash used by financing activities	(4,738)	(6,017)	(1,584)
Net increase (decrease) in cash	(947)	1,051	(1,446)
Cash balance, beginning of year	1,944	893	2,339
Cash balance, end of year	$ 997	$1,944	$ 893

Note 15. Selected Quarterly Information (unaudited)

In thousands (except per share data)	2001				2000			
Three months ended	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31
Interest revenue	$12,331	$13,052	$12,944	$13,420	$13,656	$13,576	$12,618	$11,565
Interest expense	3,930	4,681	4,823	4,926	4,890	4,901	4,437	4,062
Net interest revenue	8,401	8,371	8,121	8,494	8,766	8,675	8,181	7,503
Provision for loan losses	1,680	760	75	120	1,127	1,530	800	526
Net interest revenue after provision for loan losses	6,721	7,611	8,046	8,374	7,639	7,145	7,381	6,977
Total noninterest revenues	777	927	775	650	584	672	631	546
Total noninterest expenses	4,759	4,749	4,776	4,939	4,654	4,298	4,336	4,120
Income before taxes	2,739	3,789	4,045	4,085	3,569	3,519	3,676	3,403
Income taxes	680	1,421	1,522	1,526	1,215	1,266	1,433	1,327
Net income	$ 2,059	$ 2,368	$ 2,523	$ 2,559	$ 2,354	$ 2,253	$ 2,243	$ 2,076
Per common share:								
Basic earnings per share	$ 0.23	$ 0.26	$ 0.28	$ 0.28	$ 0.26	$ 0.24	$ 0.23	$ 0.21
Dilutive earnings per share	0.23	0.26	0.26	0.26	0.25	0.23	0.22	0.21

Investor Information

The Company's common stock is listed on the Nasdaq National Market exchange (trading symbol: CCBN). Among the Company's market makers, the most significant are Sandler O'Neill & Partners, LLP and Hoefer & Arnett, Incorporated. Based on the information provided to the Company from Nasdaq, the range of high and low closing prices for the common stock for the two most recent fiscal years, restated to reflect all stock dividends and stock splits distributed by the Company and the 5 for 4 stock split in February 2002, is presented to the right. There were approximately 2,300 shareholders of the common stock of the Company as of March 7, 2002. See note 13 for information regarding dividends

Calendar Year	Low	High
2001		
First Quarter	$13.00	$15.80
Second Quarter	14.80	21.00
Third Quarter	15.40	20.08
Fourth Quarter	15.72	18.34
2000		
First Quarter	$10.42	$12.18
Second Quarter	10.64	11.64
Third Quarter	11.00	12.36
Fourth Quarter	12.18	13.41

The Company's Transfer agent is American Stock Transfer & Trust. Their toll-free shareholder assistance line is 1-800-937-5449.

Member FDIC   Equal Housing Lender   AA/EOE

This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

The Company's annual report on Form 10-K for the year ended December 31, 2001 has been filed with the S.E.C..Copies of the Form 10-K may be obtained without charge, upon written request to John E. McCarthy, Executive Vice President, Chief Operating Officer, Corporate Secretary, 301 Main Street, Salinas, California 93901.

Board of Directors

C. Edward Boutonnet
President,
Ocean Mist Farms
Vice Chairman of the Board

Bradford G. Crandall
Chairman,
E.B. Stone & Son, Inc.
President, Proguard Inc.

Alfred P. Glover
Owner/Operator,
Glover Enterprises

Michael T. Lapsys
Chairman,
Device Dynamics, Inc.
President,
Crimson Cardinal, Inc.

Duncan L. McCarter
President and CEO,
Care Pharmacies, Inc.
President and CEO,
Healthcare Pathway Management, Inc.,
AdvantaCare Infusion and
AdvantaCare Medical

Robert M. Mraule, D.D.S., M.D.
Oral and Maxillofacial Surgeon

Louis A. Souza
Semi-retired businessman
Owner, Louis A. Souza Construction

Mose E. Thomas, Jr.
General Manager,
Chapel of Seaside, Inc.
General Manager,
Mission Mortuary, Inc.

Nick Ventimiglia
President and CEO,
Central Coast Bancorp
Chairman of the Board


CCB
Central Coast Bancorp

Executive Officers

Nick Ventimiglia
President,
Chief Executive Officer

John McCarthy
Chief Operating Officer

Robert C. Blatter
Senior Vice President,
Loan Administrator

Carol Franchi
Senior Vice President,
Operations Administrator

Robert M. Stanberry
Senior Vice President,
Chief Financial Officer

Harry D. Wardwell
Senior Vice President,
Branch Administrator



First Vice Presidents left to right: (standing); John F. Grogan, Geoff Loftus, Steve Wotherspoon, Ron Roberts, Daniel Walls, (seated); Sandra M. Hunter, Marge Gill, Jayme Fields



left to right: (standing); Rod Selbo, First Vice President; Stuart Thomas, First Vice President; (seated); Carrie Van Der Linden, Vice President-Branch Manager; Katie Mahan, Vice President-Branch Manager; (not pictured); Sally Green, Vice President-Branch Manager

Company Officers

Jayme Fields
First Vice President, Controller

Marge Gill
First Vice President, Special Assets Manager

John F. Grogan
First Vice President, Senior Commercial Lender

Sandra M. Hunter
First Vice President, SBA Loan Manager

Geoff Loftus
First Vice President, Senior Commercial Lender

Ron Roberts
First Vice President, Senior Commercial Lender

Rodney Selbo
First Vice President, Retail Product Manager

Stuart Thomas
First Vice President, Senior Commercial Lender

Daniel Walls
First Vice President, Senior Commercial Lender

Steve Wotherspoon
First Vice President, Real Estate Construction Loan Mgr.

Rutilia C. Baltazar
Vice President, Branch Manager – Gonzales

Kathleen V. Banks
Vice President, Human Resources Manager

Jim Barnes
Vice President, Business Development Officer

Cathi Giacopuzzi Beery
Vice President, Branch Operations Support Manager

Mike Conley
Vice President, SBA Loan Officer

John Danelon
Vice President, Branch Manager - Castroville

Morris Fisher
Vice President, Business Development Officer

Robyn Gomez
Vice President, Deposit Services Manager

Olivia "Ollie" Greco
Vice President, Assistant Real Estate Construction Loan Manager

Sally Green
Vice President, Branch Manager - Seaside

Milton "Butch" Heinsen
Vice President, Branch Manager - King City

Karyn Johnson
Vice President, Management Information Systems Manager

Lauren Johnson
Vice President, Loan Operations Manager

Ronald J. Keenan
Vice President, Commercial Loan Officer

Linda Lee
Vice President, Shareholder Relations Officer

Katie Mahan
Vice President, Branch Manager – Watsonville

Dee Maitland
Vice President, Commercial Loan Officer

Carl Marscellas
Vice President, In-House Appraiser

Bob Martin
Vice President, Branch Manager – Marina

Pamela J. McCrumb
Vice President, Branch Manager – Salinas

Joann Murphy
Vice President, Central Services

Lisa Ostarello
Vice President, Mortgage Loan Officer

Tom Rohlf
Vice President, Commercial Loan Officer

Sal Russo
Vice President, Business Development Officer

Debbie Salinas
Vice President, Consumer Loan Officer

LoriAnn Koostra Sempek
Vice President, Commercial Loan Officer

David Soares
Vice President, Commercial Loan Officer

Sue Storm
Vice President, Branch Manager – Westridge

Sheri Taylor
Vice President, Branch Manager – Hollister

Alan Usher
Vice President, Information Systems Support Manager

Luther Vaden
Vice President, Business Development Officer

Carrie Van Der Linden
Vice President, Branch Manager – Monterey

Pete Welton
Vice President, Branch Manager – Gilroy

Ray Williams
Vice President, Compliance Officer

Bank Locations

Salinas
Pamela J. McCrumb
Vice President/Branch Manager
301 Main Street, PO Box 450
Salinas, CA 93901
(831) 422-6642 fax (831) 422-9143

North Salinas – Westridge Center
Sue Storm
Vice President/Branch Manager
1285 North Davis Road
Salinas, CA 93907
(831) 784-7700 fax (831) 784-7710

Monterey
Carrie Van Der Linden
Vice President/Branch Manager
599 Lighthouse Avenue
Monterey, CA 93940
(831) 649-5010 fax (831) 649-5018

Seaside
Sally Green
Vice President/Branch Manager
1658 Fremont Boulevard, PO Box 806
Seaside, CA 93955
(831) 394-6900 fax (831) 394-4754

Marina
Bob Martin
Vice President/Branch Manager
228 Reservation Road, PO Box 929
Marina, CA 93933
(831) 384-6900 fax (831) 384-0557

Castroville
John Danelon
Vice President/Branch Manager
10601 Merritt Street
Castroville, CA 95012
(831) 633-3302 fax (831) 633-2885

Watsonville
Katie Mahan
Vice President/Branch Manager
1915 Main Street
Watsonville, CA 95076
(831) 768-2668 fax (831) 768-2663

Gilroy
Pete Welton
Vice President/Branch Manager
761 1st Street
Gilroy, CA 95020
(408) 847-3133 fax (408) 847-1026

Hollister
Sheri Taylor
Vice President/Branch Manager
491 Tres Pinos Road
Hollister, CA 95023
(831) 634-4844 fax (831) 634-4838

Gonzales
Rutilia C. Baltazar
Vice President/Branch Manager
400 Alta Street, PO Box 678
Gonzales, CA 93926
(831) 675-3637 fax (831) 675-0430

King City
Milton "Butch" Heinsen
Vice President/Branch Manager
532 Broadway
King City, CA 93930
(831) 385-4144 fax (831) 385-5558


CCB
Central Coast Bancorp



Branch Managers left to right: (standing); John Danelon, Pete Welton, Milton "Butch" Heinsen, Bob Martin, (seated); Rutilia C. Baltazar, Sue Storm, Pamela J. McCrumb, Sheri Taylor

CCB

Central Coast Bancorp

301 Main Street
831/422-6642
Salinas, California, 93901